Relay Management L.L.C.

455 E. Pebble Road

Las Vegas, NV 89123

August 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Trade & Services
100 F Street, N.E.
Washington, DC. 20549
Attn: Mara Ransom, Nicholas Lamparski

Re:	Relay Management L.L.C.
Offering Statement on Form 1-A
File No. 024-11597

Dear Mr. Lamparski:

We understand that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) has advised that it does not intend to review the Offering Statement on Form 1-A (the “Offering Statement”) of Relay Management L.L.C. (the “Company”). We hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Thursday, August 19, 2021.

We request that a member of the Staff notify us of such qualification by a telephone call to Ms. Lahdan S. Rahmati at (310) 948-9968. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Lahdan S. Rahmati via email at lrahmati@rahmatilawoffices.com.

Sincerely,

Relay Management L.L.C.

By:	/s/ Stanley K. Chomer
Stanley K. Chomer
Chief Executive Officer

cc: Lahdan S. Rahmati, Esq.